EMI

RECEIVED

2004 DEC 30 A 10:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

20th December, 2004.

Attn: Filing Desk - Stop 1-4

04054010

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th December 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 17th December 2004, confirming that Standard Life Group has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 16th December 2004, held 31,058,543 shares, being 3.933% of the shares in issue; and,

(b) an announcement, dated 20th December 2004, confirming that the exercise price per share for the option over 2,000,000 EMI Group plc Ordinary Shares granted on 19th December 2002 to Mr Alain Levy, was determined to be 269.05p per share as of 17th December 2004.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Encs.

1/4

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/62

Company Announcements Office,
London Stock Exchange.

17th December, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Citibank, N.A. on behalf of Standard Life Investments, in a letter dated and received by fax on 17th December 2004, that Standard Life Group has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 16th December 2004, held 31,058,543 shares, being 3.933% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc, 27 Wrights Lane, London W8 5SW, UK. Tel: +44 (0)20 7795 7000

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/63

Company Announcements Office,
London Stock Exchange.

20th December, 2004.

Dear Sirs,

EMI Group plc - Directors' Interests

On 20th December 2002 we announced that, under the terms of his service contract, Mr Alain Levy, an Executive Director of EMI Group plc, was on 19th December 2002, inter alia, granted an option over 2,000,000 EMI Group plc Ordinary Shares.

The exercise price per share for the option was to be determined from the average middle market quotation of an EMI Group plc Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, over five dealing days ending on a date in mid-December 2004. As of 17th December 2004, the exercise price per share of the aforementioned option was determined to be 269.05p per share.

The option may not be exercised earlier than three years from the date on which the exercise price was determined. Furthermore, such option may not then ordinarily be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

The exercise price per share for the remaining option over 2,000,000 shares granted on 19th December 2002 will be determined from the average middle market quotation of an EMI Group plc Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, over five dealing days ending on a date in mid-December 2005. A further announcement will be made at the appropriate time of the exercise price so determined.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary